Exhibit 99.1

FF005香港聯合交易所有限公司 (香港交易及結算所有限公司全資附屬公司) THE STOCK EXCHANGE OF HONG KONG LIMITED (A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)BLACKOUT PERIOD NOTIFICATION FORM (MAIN BOARD AND GEM)Name of Issuer : MINISO Group Holding Limited Stock code : 09896 Instructions: Under A3(a) of Appendix 10 of Main Board Rule or GEM Rule 5.56(a), a director must not deal in any securities of the listed issuer on any day on which its financial results are published and:(i) during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and (ii) during the period of 30 days immediately preceding the publication date of the quarterly results and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results, unless the circumstances are exceptional, for example, where a pressing financial commitment has to be met as described in Section C of Appendix 10 of Main Board Rule or GEM Rule 5.67. In any event, the director must comply with the procedure in B.8 and B.9 of Appendix 10 of Main Board Rule or GEM Rules 5.61 and 5.62. Pursuant to A3(b) of Appendix 10 of Main Board Rule or GEM Rule 5.56(b), the listed issuer must notify the Exchange in advance of the commencement of each period during which directors are not allowed to deal under A.3(a) of Appendix 10 of Main Board Rule or GEM Rule 5.56(a).Please provide the following information : 1. Status of submission: New 2. Type of results: Quarterly results3. Financial year / period end date (dd/mm/yyyy): 31/03/20234. Commencement of blackout period date (dd/mm/yyyy): 15/04/2023 5. End of blackout period date (dd/mm/yyyy): 15/05/2023Submitted by: Ng Sau Mei Name TMF Hong Kong Limited Firm Director Position Jojo.Ng@tmf-group.co Email address +852 3589 8647 Phone number 14/04/2023 Date (dd/mm/yyyy)Submission No.: EA-20230414-67095Page 1 of 1v 1.1.4